September 18, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Frank Wyman and Daniel Gordan

Re:	Responses to the Securities and Exchange Commission
Staff Comment dated August 27, 2024, regarding
Curaleaf Holdings, Inc.’s
Annual Report on Form 40-F for the fiscal year ended December 31, 2023
Filed March 7, 2024
File No. 333-249081

Ladies and Gentlemen:

Set forth below are the written responses of Curaleaf Holdings, Inc. (the “Company”, “we,” “us” or “our”), to the written comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2024, with respect to the Annual Report, on Form 40-F, for the fiscal year ended December 31, 2023, File No. 333-249081 filed with the Commission on March 7, 2024 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Annual report.

Our response is as follows:

Form 40-F for the fiscal year ended December 31, 2023

Exhibit 99.2

Notes to Consolidated Financial Statements

Note 27-- Variable interest entities, page 65

Staff Comment No. 1

Please provide an accounting analysis supporting your consolidation of Curaleaf USA as a variable interest entity pursuant to the Reorganization. Refer us to the technical guidance upon which you relied and revise your disclosures accordingly.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises that the Company considers and follows ASC 810-10-50 when preparing its consolidated financial statements.

Pursuant to ASC 810-10-50-5A(a) and (b), in Note 2, under the heading “Change in ownership,” we disclose the facts and circumstances that prompted the Company’s VIE assessment of Curaleaf USA, along with the specific terms and conditions of the Reorganization that allowed us to determine that, while the Company no longer has a 100% voting equity interest in Curaleaf USA, it has retained its controlling interest in Curaleaf USA.

As a result of the terms and conditions set forth in the Protection Agreement and in the Shareholders’ Agreement, Curaleaf USA is structured with disproportionate voting rights and substantially all of the activities of Curaleaf USA are conducted for the benefit of or to the detriment of the Company, the investor in Curaleaf USA with disproportionately few voting rights. In addition, the rights granted to the Company as a result of the Shareholders Agreement and the restrictions set forth in the Protection Agreement resulted in the Company having both the power to direct the activities of Curaleaf USA, the obligation to absorb the losses of and the right to receive benefits from Curaleaf USA.

Therefore, pursuant to ASC 810-10-15-14, we concluded Curaleaf USA is a variable interest entity (“VIE”) and pursuant to ASC 810-10-25-38A, the Company is the primary beneficiary of Curaleaf USA responsible for consolidating the financial results of Curaleaf USA.

In Note 27 – Variable Interest Entities, we have included a cross-reference to the discussion under the heading “Basis of consolidation” within Note 2 – Basis of Presentation and Consolidation, in accordance with ASC 810-10-50-2AC. We believe that the disclosures within Note 1 – Operations of the company, Note 2 and Note 27, collectively, satisfy the disclosure requirements mandated by ASC 810-50-3 and ASC 810-50-5A, as amended by ASU 2009-17 – Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.

Pursuant to ASC 810-50-3(bb), in Note 27, we present a tabular disclosure of the carrying amounts and classification of Curaleaf’s assets and liabilities that are consolidated into the Company’s financial statements. This includes qualitative information regarding the relationships between those assets and liabilities. Further, we concluded that the requirements under ASC 810-50-3(d) were not applicable, as the Reorganization neither changed the Company’s obligations to provide financial support to Curaleaf USA nor changed the Company’s exposure to losses of Curaleaf USA. Additionally, we concluded that the requirements of ASC 810-10-50-5A(c) do not apply, as the Reorganization merely resulted in a change in the methodology by which the financial results of Curaleaf USA and its consolidated subsidiaries are consolidated into the Company’s consolidated financial results. Therefore, the Company did not provide additional financial or other support during the year ended December 31, 2023, that it was not contractually required to provide during the year ended December 31, 2022. Finally, pursuant to ASC 810-50-5A(d), in Note 1, we provide qualitative information about the nature, purpose, size, and activities of Curaleaf USA.

Planned revisions to the Company’s consolidated financial statements

Upon further review, we acknowledge that neither Note 1 nor Note 3 was cross-referenced in Note 27, and that the disclosure of the Company’s accounting policy for variable interest entities could be enhanced. In addition, we acknowledge that the disclosure requirement under ASC 810-10-50-3(c) was not addressed.

As a result, beginning with the Company’s interim consolidated financial statements for the period ended September 30, 2024, the Company will include the following disclosures:

Note X — Significant accounting policies:

Variable interest entities

The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest, which is defined by ASC 810, Consolidation, as the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note X – Basis of presentation and consolidation and Note X – Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.

Note X — Variable interest entities:

For further details on the variable interest entities consolidated within the Consolidated Financial Statements, see Note 1 – Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 – Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

In addition, ensure that your response includes the following information.

•	Explain the factors that you considered in concluding that the Reorganization fully complied with TSX requirements.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully acknowledges that as part of our application to list our Subordinate Voting Shares on the TSX, we submitted a summary of the proposed Reorganization as well as a detailed description of the proposed structure of the Company’s U.S. operations following the Reorganization to TSX staff. In addition, as part of the TSX’s review of our listing application, the TSX reviewed the Company’s Canadian public disclosure documents describing such Reorganization. Further to its review, the TSX concluded that such Reorganization and proposed structure was acceptable to them and issued a conditional approval letter for the listing, in which TSX made the implementation of the Reorganization a condition to listing our Subordinate Voting Shares. It should also be noted that once the Reorganization was implemented, TSX finalized the listing of our Subordinate Voting Shares and issued a final approval letter. In addition, the Reorganization, as well as the proposed structure of the Company’s U.S. operations after the Reorganization, followed a similar reorganization and structure that had been implemented by TerrAscend Corp. and approved by the TSX. In light of the fact that TSX staff made the listing of the Company’s Subordinate Voting Shares on the TSX conditional on the implementation of the Reorganization and issued a final approval letter following the implementation of the Reorganization, and considering precedents, we have no reason to believe that the Reorganization does not fully comply with TSX requirements.

•	Explain the apparent inconsistency between your assertion on page A-8 that "terms and conditions set forth in the Protection Agreement and Shareholders' Agreement collectively resulted in the Company retaining a controlling interest in Curaleaf Inc." versus the TSX prohibition against "owning or investing, either directly or indirectly, in entities engaging in activities related to cultivation, distribution or possession of cannabis in the United States.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully directs their attention to the Company’s Annual Report, where we asserted that the terms and conditions set forth in the Protection Agreement and Shareholders' Agreement collectively resulted in the Company retaining a controlling financial interest in Curaleaf USA, which allows us to continue, for financial reporting purposes, to include the accounts of Curaleaf USA and its subsidiaries as well as the legal entities in which Curaleaf USA, directly or indirectly, holds a controlling financial interest. However, because the Company no longer owns voting stock of Curaleaf USA, the Company does not, by virtue of ownership of shares, have control over Curaleaf USA. Rather, Curaleaf USA and the third-party Investor have agreed to grant the Company consent rights over certain key decisions regarding Curaleaf USA and its subsidiaries, pursuant to the Protection Agreement and the Shareholders’ Agreement. As part of our application to list our Subordinate Voting Shares on the TSX, we were required to submit the final terms of the Protection Agreement and the Shareholders’ Agreement to TSX staff for their review and approval. TSX staff reviewed and approved such terms. In light of this, we respectfully submit that there is no inconsistency between our assertion on page A-8 and the TSX prohibition against “owning or investing, either directly or indirectly, in entities engaging in activities related to cultivation, distribution or possession of cannabis in the United States”.

•	Describe and quantify the level of TSX delisting risk due to the management structure established under the Reorganization

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises we consider the TSX delisting risk low. As mentioned above, as part of our application to list our Subordinate Voting Shares on the TSX, we submitted the proposed Reorganization, the proposed structure of the Company’s U.S. operations following the Reorganization, as well as the final terms of the Protection Agreement and the Shareholders’ Agreement to TSX staff for their review and approval. We believe that, given that the implementation of the Reorganization and the structure of the Company’s U.S. operations following the Reorganization were a condition of listing imposed by TSX and given that the TSX issued a final approval letter following the implementation of the Reorganization, it is unlikely that the TSX would find that the Company’s U.S. operations and management structure following the Reorganization do not comply with their policies. Further, TSX rules provide that if as a result of an examination, TSX determines that a listed issuer fails to comply with TSX requirements and policies, TSX will notify the listed issuer that it is under a delisting review, and that it will be provided an opportunity to be heard, and as applicable, present submissions. Therefore, if TSX changed its position regarding the Reorganization, TSX likely would provide the Company an opportunity to respond, be heard or to modify its structure to remain in good standing. It should also be noted that the TSX prohibition against "owning or investing, either directly or indirectly, in entities engaging in activities related to cultivation, distribution or possession of cannabis in the United States” is found in Staff Notice 2017-009, which has not been formally codified in the TSX rules. Therefore, TSX staff is allowed to interpret this staff notice at its discretion if done in compliance with the formal TSX rules. In light of the foregoing, we believe that the TSX delisting risk is low. Nevertheless, we disclosed in the Annual Report the risk of delisting as a risk factor to be considered when evaluating an investment in the Company’s listed shares.

•	Identify the third-party Investor and describe his/her role in the continuing management of Curaleaf USA.

Company’s Response:

The third-party Investor is Lifebrook Investments Ltd. Pursuant to the Shareholders’ Agreement, the Investor has agreed to vote, or cause to be voted, all shares owned by the Investor to ensure that the following persons will be elected to the board of Curaleaf USA:

(a)	For so long as the Company is a shareholder of Curaleaf USA, two (2) directors designated by the Company;

(b)	For so long as the Investor is a shareholder of Curaleaf USA, one (1) director designated by the Investor; and

(c)	One (1) director designated unanimously by the Company and the Investor.

Pursuant to the Shareholders’ Agreement and applicable law, the directors of Curaleaf USA are responsible for supervising the management of the business of Curaleaf USA. The Investor’s role in the continuing management of Curaleaf USA is to elect a nominee on the board of Curaleaf USA and jointly elect a nominee as agreed between the Company and the Investor, and those nominees participate in the supervision of the management of the business of Curaleaf USA.

•	Explain how your continuing management of Curaleaf USA will be coordinated with the third-party Investor who holds a 100% voting interest.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises that the current officers of Curaleaf USA direct the day-to-day operations of the business of Curaleaf USA. The board of Curaleaf USA is responsible for supervising the officers. In addition, as described above, the Shareholders Agreement and the Protection Agreement provide for certain consent rights in favor of the Company. In addition to any other approval required by law, the parties to such agreement have agreed not to, or to cause Curaleaf USA not to, take certain actions without the consent of the Company. These actions are listed in section 2(b) of the Protection Agreement, a copy of which is enclosed, and include, among other things:

(a)	amend Curaleaf USA’s or its subsidiaries’ constating or similar organizational documents;

(b)	change the size of the Curaleaf USA Board from four (4) members;

(c)	make any material change in the nature of the business of Curaleaf USA or any of its subsidiaries;

(d)	declare, set aside or pay any dividend or other distribution of any kind or nature;

(e)	redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Curaleaf USA or its subsidiaries;

(f)	issue additional securities to any person other than the Company;

(g)	appoint, change or remove the auditors of the Company, Curaleaf USA and its subsidiaries;

(h)	reorganize, amalgamate or merge Curaleaf USA or any subsidiary with a third-party;

(i)	undertake any voluntary dissolution, liquidation or winding-up or any other distribution of assets for the purpose of winding-up its affairs;

(j)	incur or commit to incur, or enter into a contract which provides for, capital expenditures in excess of a specified threshold during any fiscal year, individually or in the aggregate;

(k)	make any loan or advance to any person other than to any of its wholly-owned subsidiaries;

(l)	assume or guarantee in any way the payment or performance (or payment of damages in the event of non-performance) of any indebtedness or other liability or obligation of any other person other than obligations of wholly-owned subsidiaries;

(m)	sell, transfer, lease, exchange or otherwise dispose of any material equipment, business or asset of Curaleaf USA or any subsidiary, other than in the ordinary course of business;

(n)	grant or permit the existence of any lien on the assets of Curaleaf USA or any of its subsidiaries, subject to certain exceptions;

(o)	enter into any agreement for the acquisition of, or investment in, a business (whether by purchase of shares or assets, or otherwise) if the purchase price or subscription price, as applicable, in connection with such agreement would exceed a specified threshold;

(p)	enter into any interested party transaction, unless such transaction is on arm’s length, fair market value terms;

(q)	take any action, or refrain from taking any action, or permit any action to be taken or not taken, which could reasonably be expected to prevent, materially delay or otherwise impede the ability to convert the Class B Non-Voting Stock into Class C Voting Stock;

(r)	abandon or fail to diligently pursue any renewal application for any authorizations necessary to conduct the business of Curaleaf USA or any of its subsidiaries as now conducted;

(s)	commence any action, suit or proceeding, including a defense to a claim or counterclaim, or compromise or settle any action, suit or proceeding, where the amount in dispute is over a specified threshold; and

(t)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

In the event that Curaleaf USA proposes to implement an action which requires consent of the Company, such consent may be given by any director or officer of the Company authorized to execute such consent, as representative of the Company in its capacity as shareholder of Curaleaf USA, subject to compliance with the Company’s internal delegation of authority policies. In certain circumstances, certain decisions may require the approval of the Board of Directors of the Company.

•	Explain the apparent inconsistency between disclosure on page 133 that shows only 4 of 34 entities subject to VIE consolidation and amounts disclosed in Note 27 that appear to approximate corresponding amounts for Curaleaf USA in your consolidated financial statements and

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to page 11 of the consolidated financial statements filed as Exhibit 99.2 of the Annual Report, specifically within Note 2, under the section titled “Basis of consolidation”. The first tabular disclosure within this section presents the entities over which the Company held a controlling financial interest as of December 31, 2023, and 2022.

On page 13, the discussion includes a second tabular disclosure, which outlines the entities in which Curaleaf, USA directly or indirectly, held a controlling financial interest as of December 31, 2023 and 2022. This second disclosure mirrors the information provided in the Company’s Form 40-F for the fiscal year ended December 31, 2022. It was included to demonstrate that, although Curaleaf USA is now being consolidated as a variable interest entity there has been no change in the composition of the entities reflected in the Company’s financial results as of December 31, 2023, as compared to the results as of December 31, 2022.

•	Describe key factors underlying changes in amounts between 2022 and 2023 as disclosed in Note 27.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully requests that the Staff consider the following:

Post-reorganization, the financial results of Curaleaf USA were incorporated into the VIE disclosure for the year ended December 31, 2023. However, as Curaleaf USA was not consolidated as a VIE, but as a VOE, in fiscal year 2022, comparability of the presented amounts was not possible without amending the prior year disclosed amounts. To achieve the objective of ASC 205-10-45-3, in the Company’s 40-F for the fiscal year ended December 31, 2023, the amounts reported for 2022 were revised from those previously reported, in the Company’s Form 40-F for the fiscal year ended December 31, 2022, to include Curaleaf USA for comparative purposes solely.

The key factors underlying changes greater than 5% in amounts between fiscal years 2022 and 2023 as disclosed in Note 27 were as follows:

Included in Consolidated Balance Sheets:

o	Current assets: decreased 36% due primarily to the disposition of the majority of the assets previously classified as held for sale as of December 31, 2022.

o	Non-current liabilities: decreased 9% due primarily to the settlement of the Bloom Notes – 2022, the refinancing of the Bloom Notes – 2024, and the settlement of certain acquisition-related contingent and deferred consideration obligations.

o	Equity attributable to Curaleaf Holdings, Inc.: decreased 30% due primarily to the net loss attributable to Curaleaf USA during the year ended December 31, 2023.

Included in Consolidated Statements of Operations:

o	Net loss attributable to Curaleaf Holdings, Inc.: decreased 39% primarily due to increased revenue as a result of organic and acquisition related growth, partially burdened by unabsorbed costs associated with capacity reductions in certain operational facilities, inventory valuation adjustments, and recognition of a goodwill impairment loss of $44 million. In addition, provisions for income taxes decreased largely as a result of the release of uncertain tax positions due to the expiration of the statute of limitations for the 2019 tax year. Furthermore, Net loss attributable to discontinued operations decreased due to the wind-down and disposition of the majority of the assets previously classified as discontinued operations as of the year ended December 31, 2022.

The above factors are disclosed within the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2023 and 2022 (the “MD&A”), filed as Exhibit 99.3 to the Annual Report. The analysis presented therein is desegregated by the Company’s two reportable segments, Domestic and International, and Curaleaf USA comprises the Company’s Domestic reportable segment.

Planned revisions to the Company’s consolidated financial statements

Upon further review, the Company acknowledges that the MD&A was not cross-referenced in Note 27. As the MD&A contains information necessary to understand the change in the financial results of Curaleaf USA, beginning with the Company’s interim consolidated financial statements for the period ended September 30, 2024, the Company will include a cross-reference to the accompanying MD&A.

•	File exhibits supporting the Reorganization, Shareholders Agreement and Protection Agreement as well as the Indenture Amendment and Articles Amendment.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully directs their attention to copies of the Shareholders’ Agreement, the Protection Agreement, the Indenture Amendment and the Articles Amendment that were filed as Exhibits to the Company’s Report of Foreign Private Issuer filed on EDGAR on Form 6-K on December 19, 2023.

*        *        *        *        *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Very truly yours,

CURALEAF HOLDINGS, INC.

By:	/s/ Ed Kremer
Name:	Ed Kremer
Title:	Chief Financial Officer

Enclosures

cc:	Peter Clateman, Chief Legal Officer, Curaleaf Holdings, Inc.
Vanessa Coiteux, Stikeman Elliott LLP
Richard Raymer, Dorsey & Whitney LLP